22006933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-00719

SEC Mail Processing
AUG 01 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Natixis Securities Americas LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1251 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Otto Lambrianidis (Name) (212) 583-4977 (Area Code – Telephone Number) otto.lambrianidis@natixis.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza (Address) New York (City) NY (State) 10112 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 34 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

NATIXIS SECURITIES AMERICAS LLC
TABLE OF CONTENTS

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☒ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable filed separately.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable filed separately.

☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable filed separately.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AFFIRMATION

I, Otto Lambrianidis, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting supplemental schedules pertaining to Natixis Securities Americas LLC (the "Company") as of and for the year ended December 31, 2021, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Otto Lambrianidis
Principal Financial Officer

Subscribed to before me on
This 29th day of July 2022

Notary Public

Benjamin Park
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02PA6411010
Qualified in New York County
Commission Expires 11/09/2024

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Center
New York, NY 10112-0015
USA
Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors
of Natixis Securities Americas LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Natixis Securities Americas LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of a Matter

As described in Note 8, the accompanying financial statement includes significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or results of operations if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

July 29, 2022

We have served as the Company's auditor since 2008.

Natixis Securities Americas LLC
Statement of Financial Condition
December 31, 2021
(In Thousands of U.S. dollars)

Assets		
Cash	$	310,484
Securities borrowed		14,025,933
Securities received as collateral		4,911,404
Securities purchased under agreements to resell		2,525,765
Securities owned, at fair value (including pledged of $0)		149,620
Due from clearing corporations, brokers, dealers, and others		135,314
Accrued interest receivable		2,052
Other assets		35,919
Total assets	$	22,096,491
Liabilities and Member's Equity		
Liabilities		
Securities loaned		10,283,485
Obligation to return securities received as collateral		4,911,404
Securities sold under agreements to repurchase		5,115,054
Securities sold, not yet purchased, at fair value		9,162
Borrowing from affiliates, net		478,135
Due to affiliates		25,022
Due to clearing corporations, brokers, dealers, and others		10,104
Accrued interest payable		2,741
Deferred taxes, net		3,348
Other liabilities		6,876
Total liabilities	$	20,845,331
Liabilities subordinated to claims of general creditors		208,000
Commitments and contingent liabilities (see Note 11)		
Total member's equity		1,043,160
Total liabilities and member's equity	$	22,096,491

1. Business and Organization

Natixis Securities Americas LLC (the "Company") is a single member limited liability company organized in Delaware and a wholly owned subsidiary of Natixis North America LLC ("NNA"), its managing member. NNA is a wholly owned subsidiary of Natixis S.A. ("Natixis"), an entity organized in Paris, France. Natixis is a wholly owned subsidiary of Group Banque Populaire and Caisse d'Epargne ("BPCE").

The Company engages in several classes of services, including principal and agency transactions in debt and equity securities and investment banking businesses. The Company also participates in private placement and advisory activities and engages in securities financing transactions, which are collateralized by U.S. government, agency, equity, and corporate debt securities.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Basis of financial information
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars.

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements . Actual results could differ from those estimates. Estimates generally include the fair value of securities owned, securities sold, not yet purchased, the fair value of certain securities sold under agreements to repurchase and securities purchased under agreements to resell, adminstrative expenses and compensation costs.

Cash
Cash represents deposits with financial institutions which may, at times, exceed federal insurance limits. As of December 31, 2021 the Company had no restricted cash.

Securities segregated for regulatory purposes
The Company maintains securities in segregated reserve accounts for the exclusive benefit of its customers pursuant to Customer Protection Rule 15c3-3 of the Securities and Exchange Act of 1934. As of December 31, 2021, the Company had no segregated cash balance and $15.3 million in segregated securities associated with securities purchased under agreement to resell within the statement of financial condition.

Securities financing transactions
Securities borrowed and securities loaned
Securities borrowed and securities loaned are matched book transactions that are recorded based upon the amount of cash collateral advanced or received in connection with the transactions and are accounted for as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral returned, as applicable, in order to maintain contractual margin protection. Securities borrowed and securities loaned are carried at contract value, plus accrued interest.

Securities received as collateral and obligation to return securities received as collateral
The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities. The Company reports the fair value of these securities and the related obligation to return the collateral in accordance with Accounting Standards Codification ("ASC") Topic 860, Transfers and Servicing issued by the Financial Accounting Standards Board ("FASB"). The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral returned, as applicable, in order to maintain contractual margin protection.

Securities sold under agreements to repurchase and securities purchased under agreements to resell
Securities sold under agreements to repurchase and securities purchased under agreements to resell are recorded as collateralized financing transactions. Securities sold under agreement to repurchase and securities purchased under agreement to resell are carried at contract value, plus accrued interest, except for those for which the Company has elected the fair value option (see Note 6). It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company manages its risk by calculating the market value of each participant's positions and comparing it to the contract amounts with any difference settled by counterparty.

Securities owned, and securities sold, not yet purchased, at fair value
Securities owned, and securities sold, not yet purchased, at fair value consist primarily of equity securities, collateralized loan obligations and corporate securities, carried at fair value, and are recorded on a trade date basis. Securities sold, but not yet purchased, at fair value represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices.

Fair value is generally based on quoted market prices, dealer quotations or internally developed models. Gains and losses resulting from these transactions are recorded on the trade date using the First in First out ("FIFO") method. Additional information regarding securities owned and securities sold, not yet purchased, at fair value is provided within Note 6.

Fair value of financial instruments
ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements.

ASC Topic 820 defines fair value as "the price that would be received to sell an asset and paid to transfer a liability in an ordinary transaction between market participants at the measurement date." A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

- *Level 1.* Quoted market prices in active markets for identical assets or liabilities.
- *Level 2.* Observable market-based inputs or unobservable inputs that are derived from or corroborated by market data.

- *Level 3.* Unobservable inputs that are not corroborated by market data. The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. Certain complex financial instruments and other investments have significant data inputs that cannot be validated by reference to readily observable data. These instruments are typically illiquid, long dated or unique in nature and therefore require judgment by the Company.

Due from/to clearing corporations, brokers, dealers, and others
Due from represents receivables from clearing organizations and includes deposits with clearing organizations, amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), receivables arising from unsettled regular way trades, and receivables from broker, dealers, and others of securities operations.

Due to represents amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive), payables arising from unsettled trades, and payables from broker, dealers, and others of securities operations.

Income taxes
Deferred income taxes are computed for the differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

As a limited liability company, the Company is disregarded as an entity separate from its owner and sole member NNA. The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by NNA. The Company computes its current and deferred taxes as if it were a separate taxpayer. However, the Company uses the statutory tax rates applicable to the consolidated tax return when computing its current and deferred taxes. Net operating losses ("NOLs") are realized by the Company when NOLs are utilized by the consolidated group. Deferred and current tax benefits are credited to the Company to the extent such benefits can ultimately be utilized by members of the consolidated group regardless of whether such benefits could ultimately be realized on a standalone basis. In addition, the need for a valuation allowance is determined at the NNA level rather than on a standalone basis. Amounts receivable or payable with affiliates related to the Company's current tax provision are settled periodically through inter-company accounts.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information. Interest and penalties, to the extent it is deemed probable that they would be asserted, are accrued and included in the unrecognized tax benefits.

3. Recently Issued Accounting Standards

Income Taxes – Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), which removes certain exceptions for recognizing deferred taxes for investments, performing intra period allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. The ASU effective date for the Company was January 1, 2021 and did not have a material effect on the Company's financial statements and related disclosures. The Company will and has been recording its allocated amount of the NNA consolidated group's current and deferred tax expenses as if it was a separate taxpayer.

4. Offsetting Assets and Liabilities

The following table presents the gross and net securities financing activities and the related offsetting amounts permitted under ASC 210-20-45:

	As of December 31, 2021					
				Gross amounts not offset in the Statement of Financial Positions (2)		
In Thousands of US dollars	Gross Amount of Recognized Assets/Liabilities	Gross Amount offset on the Statement of Financial Condition (1)	Net Amount of Assets/Liabilities Presented on the Statement of Financial Condition	Financial instruments Collateral	Cash collateral received/pledged	Net Amounts
Offsetting of financial assets:						
Securities borrowed	$ 14,025,933	$ -	$ 14,025,933	$ 14,014,093	$ -	$ 11,840
Securities received as collateral	4,911,404		4,911,404	4,911,404		
Securities purchased under agreements to resell	2,525,765	-	2,525,765	2,521,838	-	3,927
Offsetting of financial liabilities:						
Securities loaned	$ 10,283,485	$ -	$ 10,283,485	$ 10,186,334	$ -	$ 97,151
Obligation to return securities received as collateral	4,911,404		4,911,404	4,911,404		
Securities sold under agreements to repurchase	5,115,054	-	5,115,054	5,107,623	-	7,431

(1) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other required criteria are met in accordance with applicable offsetting accounting guidance

(2) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other required criteria to offset in the Statement of Financial Condition have not been met.

5. Collateralized Secured Borrowings

The following table presents information about the contractual maturity of repurchase agreements and securities lending transactions that are accounted for as secured borrowings:

	As of December 31, 2021				
In Thousands of US dollars	Overnight and Continuous	Up to 30 Days	30 to 90 Days	Greater Than 90 Days	Total
Repurchase agreements transactions:					
U.S. Treasury and Agency securities	$ 3,736,166	$ -	$ -	$ -	$ 3,736,166
Other Sovereign Government	-	-	-	-	-
Corporate Debts	1,378,888	-	-	-	1,378,888
Securities lending transactions:					
Equity securities	7,710,865	786,236	1,786,384	-	10,283,485
Obligation to return securities received as collateral:					
U.S. Treasury securities	1,224,296	-	-	-	1,224,296
Equity securities	3,676,987	-	-	-	3,676,987
Exchange Traded Funds	10,121	-	-	-	10,121

6. Fair Value Measurement

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in the active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. A review of fair value hierarchy classifications is conducted on an annual basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

Measurement on a Recurring Basis

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Fair Value Measurements on a Recurring Basis as of December 31, 2021 (in thousands of U.S. dollars)			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities received as collateral	$ -	$ 4,911,404	$ -	$ 4,911,404
Securities purchased under agreements to resell	-	1,722,250	-	1,722,250
Securities owned, at fair value:				
Equity securities	-	-	17,850	17,850
Corporate securities	-	8,636	-	8,636
Collateralized loan obligation	-	123,134	-	123,134
Total Securities owned, at fair value	$ -	$ 131,770	$ 17,850	$ 149,620
Liabilities:				
Obligation to return securities received as collateral	$ -	$ 4,911,404	$ -	$ 4,911,404
Securities sold under agreements to repurchase	-	5,115,054	-	5,115,054
Securities sold, not yet purchased, at fair value:				
Corporate securities	-	9,162	-	9,162
Collateralized loan obligation	-	-	-	-
Total Securities sold, not yet purchased, at fair value	$ -	$ 9,162	$ -	$ 9,162

- The fair value of Corporate securities is determined by an internal valuation process which compares the carrying price to the average price received from a third party market price quotation or dealer quote.
- The fair value for securities purchased under agreement to resell and securities sold under agreement to repurchase is determine using a discounted cash flow technique, estimated based on the term of contracts.
- The fair value of equity securities classified as Level 3, represents equity investments held by the Company that are not traded in the public market. Fair value is based on an assessment of each underlying investment, based on internal and third-party valuation models, which utilizes discounted cash flow analysis and market-based information, including comparable companies' transactions, among other factors.
- The fair value of collateralized loan obligation classified as Level 2, is determined by an internal valuation process which compares the carrying price to the price received from a third party market price quotation or dealer quote.
- The fair value of securities received as collateral and obligation to return securities received as collateral is determined based on a price received from a third party market price quotation

There were no transfers between Level 1, Level 2, or Level 3 during the year ended December 31, 2021.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2021:

(in thousands of U.S. dollars)

	December 31, 2020	Net realized/ unrealized (gains) included in principal transactions	Purchase	December 31, 2021
Assets:				
Securities owned, at fair value:				
Equity securities	15,084	2,766	-	17,850
Total	$ 15,084	$ 2,766	$ -	$ 17,850

Measurement Not on a Recurring Basis

The following table represents the carrying value and fair value of financial instruments that are not carried at fair value on the statement of financial condition. The carrying value of these predominately collateralized financial instruments approximates fair value due to their short-term nature and generally negligible credit risk. The table excludes the values of non-financial assets and liabilities. The company uses a standard discounted cash flow method to compute the fair value of the long-term subordinated note; carrying value of the short-term subordinated note generally approximates fair value.

Fair Value Measurements Not on a Recurring Basis as of December 31, 2021 (in thousands of U.S. dollars)

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:					
Cash	$ 310,484	$ 310,484	$ -	$ -	$ 310,484
Securities borrowed	14,025,933	-	14,025,933	-	14,025,933
Securities purchased under agreements to resell	803,515	-	803,515	-	803,515
Due from clearing corporations, brokers, dealers, and others	135,314	-	135,314	-	135,314
Liabilities:					
Securities loaned	$ 10,283,485	$ -	$ 10,283,485	$ -	$ 10,283,485
Borrowing from affiliates, net	478,135	-	478,135	-	478,135
Due to affiliates	25,022	-	25,022	-	25,022
Due to clearing corporations, brokers, dealers, and others	10,104	-	10,104	-	10,104
Liabilities subordinated to claims of general creditors	208,000	-	215,707	-	215,707

7. Due from/to Clearing Corporations, brokers, dealers, and Others

As of December 31, 2021, amounts due from/to clearing corporations, brokers, dealers, and others consist of the following:

	(In thousands of U.S. dollars)	
	Receivable	Payable
Deposits with clearing corporations	$ 130,704	$ -
Securities failed to deliver/receive	9	1,193
Unsettled trades	17	-
Deposits and placements with brokers, dealers, and others	4,585	8,911
	$ 135,314	$ 10,104

8. Related Party Transactions

The Company regularly enters into dealer, clearing and financing transactions with Natixis and Natixis Financial Products ("NFP"). The Company received $475.7 million in deposits from Natixis as part of the clearing service provided and $2.4 million from NFP relating to financing transaction which are both included in borrowings from affiliates within the statement of financial condition.

Effective June 1, 2020, the Company entered into a revolving commitment of $350 million with Natixis that matures on January 31, 2025; any draws by the Company will qualify for regulatory capital. The Company shall pay a facility fee to Natixis on the non-utilized amount equal to 0.09% per annum and drawdowns will bear interest at the three-month LIBOR USD rate plus 1.47% per annum. There were no drawdowns that qualified for regulatory capital in 2021. As of December 31, 2021, the Company had no balance outstanding on the Natixis facility.

Effective March 5, 2020 the Company and Natixis entered into a loan agreement. Natixis provided an uncommitted, unsecured line of credit for $300 million, later amended to $2.5 billion, that matures on January 31, 2024. The Company shall bear interest at a rate specified on the related confirmation, calculated based on the principal amount of such loan outstanding at the end of each day. As of December 31, 2021, the Company had no balance outstanding on the Natixis facility.

The Company entered into securities borrowed with Natixis of $12.3 billion and securities loaned with Natixis London Branch and Natixis of $3.9 billion and $0.2 billion respectively. The Company entered into securities purchased under agreement to resell with Natixis of $33 million, and Natixis New York Branch ("NYB") of $803.5 million. The Company entered into securities sold under agreements to repurchase with NYB of $3.7 billion during the year ended December 31, 2021.

As of December 31, 2021, $1.3 billion was reported as securities received as collateral and as obligation to return securities received as collateral with Natixis.

As of December 31, 2021, the Company had $10.2 million recorded in other assets with the NYB in relation to sales services and broker activities.

As of December 31, 2021, the Company had outstanding subordinated loans from its parent NNA, of $208 million, of which $150 million had a maturity of December 31, 2024, at an interest rate of 3-month LIBOR plus 182 basis points and $58 million with a maturity of September 1, 2022, at a fixed interest rate of 0.54%.

Effective June 30, 2017, the Company entered into a revolving loan agreement of $500 million with Natixis Funding Corporation ("NFC") which automatically renews annually on July 1 and incurs an unused commitment fee, at an interest rate of 0.25%.

The Company and Natixis entered into a guarantee agreement whereby all the Company's payment obligations arising from its equity financing, securities lending, and capital markets activities are fully guaranteed by Natixis.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2021:

(In Thousands of U.S. dollars)

Assets		
Securities borrowed	$	12,250,588
Securities received as collateral		1,287,695
Securities purchased under agreements to resell		836,564
Accrued interest receivable		168
Other assets		10,232
Total Assets	$	14,385,247
Liabilities		
Securities loaned	$	4,131,721
Obligation to return securities received as collateral		1,287,695
Securities sold under agreements to repurchase		3,736,926
Borrowing from affiliates, net		478,135
Due to affiliates		25,022
Accrued interest payable		784
Total liabilities	$	9,660,283
Liabilities subordinated to claims of general creditors		208,000
Total liabilities and subordinated claims of general creditors	$	9,868,283

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined. As of December 31, 2021, the Company had net capital of approximately $912 million, which was approximately $911 million in excess of minimum net capital.

As of December 31, 2021, the Company reported a $3.7B reserve deficit based on the Reserve Requirements for Brokers and Dealers (Rule 15c3-3).

The subordinated loans, as disclosed in Note 8, have been approved by FINRA and qualify as equity capital for regulatory purposes and may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

10. Income Taxes

As of December 31, 2021, the significant components of the Company's deferred tax assets and liabilities are set forth below (in thousands of U.S. dollars):

Deferred tax assets	
Accrued expenses	$ 61
Gross deferred tax assets	61
Deferred tax liabilities	
Securities owned	(3,409)
Deferred taxes, net	**$ (3,348)**

The Company has recorded a payable to NNA of $4.6 million related to current taxes which is included in due to affiliates in the accompanying statement of financial condition.

The Company has not recorded a valuation allowance against the deferred tax assets as it is more likely than not that the NNA consolidated federal and combined state and local filing groups will have sufficient taxable income in future years to recognize the deferred tax assets when these temporary differences become deductible for tax purposes.

As of December 31, 2021, the Company had no accrued interest or penalties related to unrecognized tax benefits in the statement of financial condition.

The Company's income tax returns are subject to examination by various governmental taxing authorities for all open years as prescribed by applicable statute. As of December 31, 2021, the tax returns for the years ended 2018 and after remain subject to examination by the Internal Revenue Service, and the tax returns for the years ended 2015 and after remain subject to examination by New York State and New York City, constituting the major taxing jurisdictions.

Prior to an internal reorganization of Natixis' combined U.S. operations effective June 29, 2018, the Company's results were included in the results of Natixis U.S. Holdings Inc. ("NUSHI"), an indirect wholly-owned subsidiary of Natixis. The Company is currently under examination as part of the NUSHI group tax returns for 2015, 2016 and 2017 by New York State and New York City.

The Company does not have any unrecognized tax benefits and does not expect the balance to change significantly during the twelve months subsequent to December 31, 2021.

11. Commitments and Contingencies

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on its financial statements as of December 31, 2021.

The Company is a member of various clearing organizations that trade and clear securities or options contracts, or both. Associated with these memberships, the Company may be required to pay a proportionate share of financial obligations of another member who may default on its obligations to the clearing organization. Although the rules governing its memberships vary, in general the Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the accompanying financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

12. Collateral Arrangements

The Company has received securities with a gross estimated fair value of approximately $14 billion in connection with its securities financing activities as of December 31, 2021, which it can sell or re-pledge. Substantially, all of these securities have been re-pledged to counterparties as of December 31, 2021.

The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities. In instances where the Company can sell or re-pledge these securities received as collateral, it reports the fair value of these securities and the related obligation to return the securities received as collateral in the financial statements. As of December 31, 2021, approximately $4.9 billion was reported as securities received as collateral and as obligation to return securities received as collateral in the accompanying financial statements. Substantially, all of these securities have been re-pledged to counterparties as of December 31, 2021.

Additionally, the Company engages in securities for securities transactions in which it is the borrower of securities and provides other securities as collateral. As no cash is provided under these types of transactions, the Company, as borrower, treats these as noncash transactions and does not recognize assets or liabilities in the statement of financial condition.

13. Financial Instruments with Off-Balance Sheet Risk

The Company's securities financing activities require the Company to pledge securities when allowed as collateral in support of various secured financing transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

The Company is engaged in various trading and brokerage activities primarily with counterparties in the financial services industry including securities brokers and dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company clears fixed income securities transactions through the Government Securities Division of the Fixed Income Clearing Corporation and clears non-fixed income securities through the National Securities Clearing Corporation and the Options Clearing Corporation ("OCC"). These activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company, as a member of the OCC, collects margin collateral from an affiliate to meet the OCC margin collateral requirement related to the affiliate's option activities. Such activity may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the affiliate may incur. In the event the affiliate fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the affiliate's obligations. The Company seeks to control the risks associated with its affiliate activities by requiring the affiliate to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the affiliate to deposit additional collateral or to reduce positions when necessary.

14. COVID 19 Impact

The COVID-19 pandemic has severely disrupted economic activity worldwide. In responding to this unprecedented situation, the Company has implemented its business continuity plan resulting in a hybrid working model. To date, the Company has not experienced any significant loss of operational capacity. While our financial condition is strong, the ultimate impact of the pandemic on our business, results of operations and financial condition remains uncertain.

15. Subsequent Events

The Company has evaluated events subsequent from December 31, 2021 through the date on which the financial statements were issued. The Company did not have any subsequent events that required adjustment or disclosure in the financial statements.

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The Company does not have any unrecognized tax benefits and does not expect the balance to change significantly during the twelve months subsequent to December 31, 2021.

11. Commitments and Contingencies

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on its financial statements as of December 31, 2021.

The Company is a member of various clearing organizations that trade and clear securities or options contracts, or both. Associated with these memberships, the Company may be required to pay a proportionate share of financial obligations of another member who may default on its obligations to the clearing organization. Although the rules governing its memberships vary, in general the Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the accompanying financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

12. Collateral Arrangements

The Company has received securities with a gross estimated fair value of approximately $14 billion in connection with its securities financing activities as of December 31, 2021, which it can sell or re-pledge. Substantially, all of these securities have been re-pledged to counterparties as of December 31, 2021.

The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities. In instances where the Company can sell or re-pledge these securities received as collateral, it reports the fair value of these securities and the related obligation to return the securities received as collateral in the financial statements. As of December 31, 2021, approximately $4.9 billion was reported as securities received as collateral and as obligation to return securities received as collateral in the accompanying financial statements. Substantially, all of these securities have been re-pledged to counterparties as of December 31, 2021.

Additionally, the Company engages in securities for securities transactions in which it is the borrower of securities and provides other securities as collateral. As no cash is provided under these types of transactions, the Company, as borrower, treats these as noncash transactions and does not recognize assets or liabilities in the statement of financial condition.

13. Financial Instruments with Off-Balance Sheet Risk

The Company's securities financing activities require the Company to pledge securities when allowed as collateral in support of various secured financing transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

The Company is engaged in various trading and brokerage activities primarily with counterparties in the financial services industry including securities brokers and dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company clears fixed income securities transactions through the Government Securities Division of the Fixed Income Clearing Corporation and clears non-fixed income securities through the National Securities Clearing Corporation and the Options Clearing Corporation ("OCC"). These activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company, as a member of the OCC, collects margin collateral from an affiliate to meet the OCC margin collateral requirement related to the affiliate's option activities. Such activity may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the affiliate may incur. In the event the affiliate fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the affiliate's obligations. The Company seeks to control the risks associated with its affiliate activities by requiring the affiliate to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the affiliate to deposit additional collateral or to reduce positions when necessary.

14. COVID 19 Impact

The COVID-19 pandemic has severely disrupted economic activity worldwide. In responding to this unprecedented situation, the Company has implemented its business continuity plan resulting in a hybrid working model. To date, the Company has not experienced any significant loss of operational capacity. While our financial condition is strong, the ultimate impact of the pandemic on our business, results of operations and financial condition remains uncertain.

15. Subsequent Events

The Company has evaluated events subsequent from December 31, 2021 through the date on which the financial statements were issued. The Company did not have any subsequent events that required adjustment or disclosure in the financial statements.

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